	Via EDGAR, U.S. Mail and Facsimile	November 1, 2010
Mr. H. Christopher Owings
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ITEX Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 18, 2010
Solicitation Materials pursuant to Rule 14a-12
Filed on October 20, 2010
Filed by Pagidipati Family, LP et al.
File No. 000-18275

Dear Mr. Owings,

     On behalf of David Polonitza and the Committee to Enhance ITEX (the “Committee”), in connection with the Preliminary Proxy Statement on Schedule 14A relating to ITEX Corporation (“ITEX”) and the Solicitation Materials relating to ITEX pursuant to Rule 14a-12 that were filed on 20 October 2010 (the “Solicitation Materials”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated 27 October 2010 (the “Comment Letter”) relating to the filings referenced above. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. Where applicable, we have updated our Preliminary Proxy Statement (“Proxy Statement”) along with this correspondence letter to comply with the Staff’s Comments. To facilitate your review, we have reproduced below in bold the original text of the Staff’s comments, and have included ITEX’s responses immediately following such comments.

General

1.	In your response letter dated October 18, 2010, you state that certain information is found in the attached Appendix A and Appendix B, but no Appendix A or Appendix B has been submitted with your filing. Please advise.

We have attached both Appendix A and Appendix B that was intended to be part of the 18 October 2010 letter with this submission.

2.	In an appropriate place in your proxy statement, please disclose any potential effects of your proposal on existing stockholders of the company. For example, please discuss if you know of any existing ITEX agreements with change of control provisions that may be triggered by the election of your nominees.

This information has been added to the Proxy Statement on page 10 under “Reasons for Solicitation”.

Letter to Shareholders

3.	You state that over the past year you have attempted to have a dialogue with the current board to discuss certain issues. Please provide a summary to us, with the view toward revised disclosure, of the contacts you have had with the company during the time period leading up to the current solicitation. You should describe in sufficient detail the specifics of any discussions between the parties.

On page 2 of the Proxy Statement, the new section entitled “Background of the Solicitation” discloses all attempts by a member of the Committee to Enhance ITEX to create a dialogue with the current board over the last year (relevant dates include: December 11, 2009, March 23, 2010, and June 18,2010).

Reasons for the Solicitation

The identification of a material weakness in ITEX’s internal controls

4.	Please disclose why you believe a chief financial officer with a strong accounting background is needed to ensure that ITEX can correct its accounting deficiencies, especially considering the material weakness that the company identified in the Form 10-Q for the period ended April 30, 2010 related to inadequate process level controls.

As ITEX has identified two material weaknesses in their internal controls since 2005, we feel that there is a reasonable basis for the opinion that hiring a full time chief financial officer who is tasked to help shape the overall strategy and direction of ITEX, instill a financial approach and mindset throughout the organization to help the business increase performance, develop a plan to identify key process level controls, and assess the risks related to the "in-scope" financial processes and key financial systems will aid ITEX in correcting its past and potentially future accounting deficiencies.

Lack of true independence of ITEX’s board

5.	We note that the http://www.morsebest.com /boardDirectors.aspx link results in an error page. Please revise or advise.

According to information posted on www.morsebest.com, the website will be under construction until

November 1, 2010. We have therefore provided ITEX’s Preliminary Proxy Soliciting materials filed by ITEX on October 22, 2010 as the new source for information related to Steve White and Eric Best’s

Morsebest business relationship. Please see note 3 under “Lack of true independence of ITEX’s board” on page 7 of the Proxy Statement.

6.	You state that ITEX is not complaint with NASDAQ’s requirements relating to the Audit Committees.
However, as ITEX is not listed on NASDAQ they are not required to be complaint with NASDAQ listing standards. Please revise to remove any implications that ITEX is required to be listed on a NASDAQ exchange or, as a result, be complaint with NASDAQ listing requirements. Please note that Rule 10A-3 is a federal regulation, rather than a NASDAQ rule, and applies by its terms to issuers who are either listed on a national securities exchange or quoted on the automated quotation system of a national securities association. Please revise any disclosure you retain on this subject accordingly.

We have revised the Proxy Statement to read the following: Additionally, according to ITEX’s proxy information for both fiscal 2009 and 2010, ITEX retained Mr. Wade as a consultant to assist with internal audit matters. As a result, Mr. Wade is not independent as defined by the Rule 10A-3(b) (1) of the Marketplace Rules for requirements relating to audit committees, which states that audit committee members must meet the criteria for independence set forth under the Act as follows: “Independent

Directors must not accept any consulting, advisory, or other compensatory fee from the Company other than for board service.” Please see “Lack of true independence of ITEX’s board” on page 7 of the Proxy Statement.

Our Plan to Maximize Stockholder Value

7.	Please revise your preliminary proxy statement to quantify the expected costs to ITEX to hire a new management team, including a chief financial officer, change of control expenses to replace the current management and the costs of listing on NASDAQ. Please also compare these quantified expenses to the company’s cash flow.

We have added the following information on page 10 of the Proxy Statement:

During 2009, ITEX entered into a Change of Control Agreement with Mr. Steven White, ITEX’s Chairman. If the Committee is successful in having its three nominees elected to ITEX’s Board of

Directors, Mr. White would receive a lump sum payment equal to one times his base salary ($250,000 per year) and immediate vesting of all his equity-based compensation (which could result in additional accounting charges). Additionally, the Committee is seeking reimbursement from ITEX of all expenses incurred by it in connection with the successful nomination of directors and this solicitation. Currently, the Committee estimates these costs at $100,000. If the Committee is successful in its solicitation, we intend to list ITEX on the NASDAQ Capital Market, which will require a one-time entry fee of $50,000 and a recurring annual fee of $27,000 according to the latest published listing fees and requirements of the NASDAQ stock exchange dated July 2010. Additionally, the Committee plans to expand ITEX’s board from the current three to five members by adding to fully independent board members. The Committee intends to ensure that actions to improve the governance of ITEX Corp. will be done in a manner that minimizes costs to shareholders, and will change the compensation structure of the board to ensure that in aggregate the total compensation for ITEX’s board of directors will not exceed $90,000.

If the existing CEO of ITEX if terminated, upon termination of his employment as CEO either by

ITEX without “cause”, or by Mr. White for “good reason” (as defined in ITEX’s Preliminary Proxy

Statement filed on October 6, 2010 with the SEC) after a change in control occurs, Mr. White would receive a severance payment equal to two times his base salary. He would also receive a continuation of health and insurance benefits if the severance payment is made over a severance period rather than as a lump sum payment. The severance payment may be reduced if it would otherwise be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax. Under the agreement, Mr. White is subject to certain non-

competition and non-solicitation provisions for one year after termination, and payment of severance benefits is conditioned upon his execution of a release of claims in favor of ITEX. Mr.

White’s 2010 base salary was approximately $250,000. It is the Committee’s belief that ITEX may have Change of Control agreements with other key executives that are not currently disclosed in its publicly available financial information.

In aggregate, ITEX’s current Board of Directors received total compensation in 2010, including compensation received as a director of ITEX, an employee of ITEX, or through service or consulting contracts with ITEX, of $488,093 according to ITEX’s Preliminary Proxy document filed on October 6, 2010, and in addition, related party transactions existed but were not disclosed beyond the statement by ITEX that “in aggregate, related party transactions did not exceed $92,000 in the years ended July 31, 2010 or 2009”, as disclosed in ITEX’s fiscal 2010 10-K. The Committee anticipates that expanding ITEX’s board to five members (an additional cost of $30,000 beyond what was paid to Mr. Best and Mr. Wade in directors fees during fiscal 2010), hiring a full-time CFO at a salary commensurate with comparable public companies to ITEX (no greater than $150,000), listing ITEX’s stock on the NASDAQ Capital Market, compensation related to Mr. White’s change of control agreement related to his position on ITEX board of directors ($250,000), and reimbursing the Committee for their expenses related to this all expenses incurred by it in connection with the successful nomination of directors and this solicitation will have a cash cost of no more than $610,000 in total.

If required to hire a new CEO, we anticipate hiring this executive at an annual cost no greater than $150,000. In addition, Mr. White would receive a severance payment equal to two times his base salary. Mr. White would also receive a continuation of health and insurance benefits if the severance payment is made over a severance period rather than as a lump sum payment. Mr. White’s total annual compensation for fiscal 2010 was $428,093. Though hiring a new CEO may require a payment of two times Mr. White’s current base salary plus potentially a continuation of health and insurance benefits for a set period, the annual compensation cost of the new CEO will be significantly lower than Mr. White’s fiscal 2010 total annual compensation.

The Committee believes that cash expenditures related to executing its plan will exceed ITEX’s current cash on its balance sheet ($5.160 million as of July 31, 2010) plus the anticipated annual net cash provided by operating activities ($2.536 million as of July 31, 2010), reduction in overhead expenses related to operating Corporate-owned barter locations, and focusing ITEX on its core franchise business. It is the Committee’s opinion that implementing its plan will help to maximize ITEX’s value for all shareholders.

Our salary projections for a chief financial officer are in concert with similarly sized Washington State based publicly traded companies as indicated in Appendix C and are in concert with what we have discussed with potential executives who would be interested in working as members of ITEX’s management. Our projections for a new CEO of ITEX is in concert with what Mr. White was paid in base salary for serving as ITEX’s CEO from fiscal 2003-fiscal 2008.

8.	Please elaborate upon your reference to “appropriate experience” in the context of hiring a full-time chief financial officer.

We have revised our statement clarifying “appropriate experience” for a full time chief financial officer within the proxy as stated below:

By hiring a full-time CFO with prior experience in that position at a public company, the Nominees, on being elected as members of the Board, will focus on improving ITEX’s internal control audits while ensuring that the appropriate corporate governance standards are being maintained. Additionally, the CFO will help shape the overall strategy and direction of ITEX, and instill a financial approach and mindset throughout the organization to help the business increase performance, develop a plan to identify key process level controls, and assess the risks related to the "in-scope" financial processes and key financial systems.

Please see “Hire a full-time CFO to improve ITEX’s accounting practices” on page 8 of the Proxy Statement” on page 8.

9.	We note that your disclosure of what your nominees intend to accomplish, if elected. Please also indicate that there is no assurance that, even if your nominees are elected, they will be able to successfully carry out each of the items you mention.

The following statement was added to the Proxy Statement on page 10:

There can be no assurance that even if the Committee’s nominees are elected, they will be able to successfully carry out the Committee’s outlined plan to maximize shareholder value.

10.	Please provide the support for the table that you state discloses the book value/share, return on equity, and return on assets of ITEX from July 31, 2005 through July 31, 2009.

The support table has been removed from the Proxy Statement, but the information originated from the following link:

http://moneycentral.msn.com/investor/invsub/results/compare.asp?Page=TenYearSummary&Symbol= US:ITEX

11.	Please revise to describe how much more that ITEX’s current distributions, if any, you expect to return to shareholder and provide support for your projections.

We have added the following statements to clarify the amounts that the Committee intends to distribute to shareholders, and compared it to the current distribution amount, along with ITEX’s cash flow generation and balance sheet strength on page 7 and page 11 respectively.

  Return over $5 million in cash to shareholders in during calendar 2011 starting with a $1.00 per share special dividend

Our board members will immediately begin significant systematic returns of excess capital to shareholders through dividends and share repurchases. ITEX continues to stockpile cash – over 44% of net tangible equity as of 31 July 2010. Over the first 12-month period after our nominees are elected to

ITEX’s Board of Directors, we will return over $5 million in cash to shareholders starting with a $1.00 per share special dividend (a corresponding payout of approximately $3.6 million) to all shareholders of ITEX. Presently, ITEX is scheduled to return approximately $360,000 in cash to shareholders in the form of a $0.025 per share quarterly dividend over the next four quarters if the existing board maintains

ITEX’s existing dividend at the current rate.

The Committee believes that cash expenditures related to executing a plan to return significant amounts of capital to shareholders, list ITEX on the NASDAQ Capital Market, hire a full-time CFO, replace the existing CEO, if required, and any expenses related to ITEX’s change of control agreements, will be fully supported by ITEX’s current cash on hand ($5.160 million as of July 31, 2010), annual net cash provided by operating activities ($2.536 million as of July 31, 2010), and reduction in overhead expenses.

12.	Please provide support for the statement that ITEX lists 200 potential locations for an ITEX office. Also, please discuss why the amount of capital required to start a new franchise and the number of entrepreneurs currently seeking a franchise led you to conclude that adding four new brokers in the first nine months of fiscal 2010 is unacceptable and provide support for the statement.

Within the franchise section of ITEX.com (http://www.itex.com/aboutus/franchise/markets.asp) the website states: “The cities listed are intended to give you an idea of what is available but if you don’t find yours please contact us to explore your options. To find out more about a specific area, please fill out our on-line registration form and our Franchise Development Manager will contact you to begin your investigation.” There is then a list of over 200 locations that have not been marked “Sold Out”.

It is our opinion that there currently is significant demand in the market for “low-cost” franchise opportunities. ITEX requires approximately $40,000 to $50,000 in capital including the franchise fee. (http://www.itex.com/aboutus/franchise/faq.asp?view=invest). Our belief regarding the demand of

“low-cost” franchise opportunities is further supported by franchise industry publications such as Entrepreneur Magazine which recently highlighted a list of “low-cost” franchise opportunities and commented on demand for these offerings (http://www.entrepreneur.com/article/217453). We therefore believe that the Committee has a reasonable basis for its opinion and belief expressed “adding four new brokers in the first nine months of fiscal 2010 is unacceptable” when compared to the potential demand for ITEX’s franchise concept and the current size (over 90 offices) of the ITEX Broker Network.

13.	We note your discussion in your response letter dated October 18, 2010, which provides the basis for your statements regarding the relationship between ITEX and its brokers. Please discuss in your filing why your discussion with members of ITEX Broker Network, the current organic growth of the ITEX Marketplace, the fee structures franchisees must pay ITEX and communication procedures between ITEX and its Broker Network needs to be rebuilt. Please discuss what measures the Committee will implement to rebuild this relationship.

The Committee has removed the following paragraph and references to rebuilding the relationship between the franchisees and ITEX, from the Proxy Statement:

• Rebuild the relationship between ITEX’s franchisees and the Company

The Committee has been in contact with members of ITEX’s Broker Network that represent over 15% of the total number of offices existing within the Broker Network. Based upon these discussions, the current organic growth of the ITEX Marketplace, the fee structures franchisees must pay ITEX and communication procedures between the Broker Network and its parent, it is clear to the Committee that a rebuilding of the relationship between ITEX Corp. and its Broker Network will be necessary. The Committee will implement measures to rebuild this relationship, allowing for both the Broker Network and ITEX to mutually benefit.

14.	Briefly describe the business experience during the past five years of Mr. Pagidipati; his principal occupations and employment during the past five years; the name and principal business of any corporation or organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.
Please refer to Item 401 of Regulation S-K. Please make similar revisions to your disclosure on page 10.

Mr. Pagidipati’s business experience has been updated as follows at page 10 of the Proxy Statement:

Sidd Pagidipati Co-Founded Freedom Health, the 3rd largest Medicare Advantage health plan in Florida and one of the largest privately held health plans in the United States in 2004. From 2004-2008, Mr.

Pagidipati served as Freedom Health’s Chief Operating Officer, and from 2008-2009, he served as

Freedom Health’s Chief Executive Officer. Inc. Magazine recognized Freedom Health on the annual Inc. 500 as the 7th fastest-growing private company in America in 2009 (growing over 10,000% in three years) and the 225th fastest growing private company in 2010. In 2008, the Indo-US Chamber of Commerce selected Mr. Pagidipati as the Business Man of the Year. In 2009, Mr. Pagidipati founded and became CEO of BusinessChamber.com, an online local networking company. Prior to co-founding Freedom Health, Mr. Pagidipati worked as an investment banker at Merrill Lynch and Donaldson, Lufkin & Jenrette (DLJ), where his expertise included debt and equity financings. Mr. Pagidipati graduated Magna Cum Laude from Georgetown University with a degree in Economics and International Relations.

He brings significant business and entrepreneurial experience and he will work to improve ITEX’s business operations.

Election of Nominees

15.	Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The following information has been added at page 12 of the Proxy Statement:

If the Committee identifies or nominates substitute nominees before the Annual Meeting, the Committee will file an amended proxy statement that identifies these substitute nominees, discloses whether such nominees have consented to being named in the revised proxy statement, and if they are elected to serve, will include the disclosure requirements required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Information about the Nominees

16.	Please tell us how you concluded that each of your nominees will be independent under applicable rules of The NASDAQ Stock Market LLC.

The following information has been added at page 13 of the Proxy Statement:

     The Reporting Persons have established “The Committee to Enhance ITEX” for the purpose of seeking representation on the Board of Directors of the Issuer, and currently own approximately 13.2% of the Issuer’s outstanding shares. As such, in accordance with Rule 144, the Committee is considered an affiliate of the Issuer, as their ownership exceeds 10% of the outstanding company securities.

     As outlined in the Committee’s Joint Filing and Solicitation Agreement (Exhibit 99.2 of the Committee’s 08 September 2010 Schedule 13D filing), the relationship of the Committee is construed and deemed to be for the sole and limited purpose of the Solicitation. Upon successful completion of the Solicitation, Wayne P. Jones, Rahul Pagidipati, Sidd Pagidipati, Dr. Devaiah Pagidipati, Dr. Rudrama Pagidipati, Pagidipati Family Trust, LP, Alnesh Mohan, Sanjeev Parsad, G. Andrew Cooke, MPIC Fund I, LP, MPIC Canadian Limited Partnership, Corner Market Capital U.S., Inc., a Delaware corporation, Corner Market Management, Inc., and Corner Market Capital Corporation will cease to be members of the Committee to Enhance ITEX, and “The Committee to Enhance ITEX” will conclude its existence.

     At the conclusion of the existence of “The Committee to Enhance ITEX”, as they will no longer be members of the Committee to Enhance ITEX, and no longer be considered affiliates of ITEX, each of the Nominees would be independent and qualified to serve on the Board’s Audit Committee in accordance with the applicable rules of The Nasdaq Stock Market LLC.

Additionally, as defined under rules adopted by the Nasdaq Stock Market for Audit Committee Composition, audit committees are required to have a minimum of three members and be comprised only of independent directors. In addition to satisfying the independent director requirements under Rule 4200, audit committee members must meet the criteria for independence set forth in Rule 10A-3(b) (1) under the Act (subject to the exemptions provided in Rule 10A-3(c)): they must not accept any consulting, advisory, or other compensatory fee from the company other than for board service, and they must not be an affiliated person of the company. It is recommended that an issuer disclose in its annual proxy (or, if the issuer does not file a proxy, in its Form 10-K or 20-F) if any director is deemed independent but falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Act. A director who qualifies as an audit committee financial expert under Item 401(h) of Regulation S-K or Item 401(e) of Regulation S-B is presumed to qualify as a financially sophisticated audit committee member under Rule 4350(d)(2)(A).

The Committee believes that its nominees will be independent under applicable rules of The Nasdaq

Stock Market LLC if elected to ITEX’s board of directors.

Solicitation of Proxies; Expenses

17.	You state that you may employ a variety of methods to solicit proxies. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Committee has amended its submission to read the following:

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, other electronic means and personal solicitation. All written soliciting materials, including scripts to be used in soliciting proxies over the telephone, will be filed under cover of Schedule 14A.

Certain Information Regarding the Committee to Enhance ITEX

18.	On a supplemental basis, advise us as to how the Committee to Enhance ITEX was formed. In doing so, explain what you mean when you state that the Committee is headed by, among other individuals, Corner Market Capital, Inc.

We have removed the statement “The Committee to Enhance ITEX is headed by David Polonitza, Rahul Pagidipati, and Corner Market Capital, Inc.” The background on the forming of the Committee to

Enhance ITEX can now be found with the Committee’s disclosures provided in the Background to the

Solicitation section of the Statement at page 2.

19.	You state that David Polonitza “was formerly a Captain in the United States Army and has been a member of the military since 2002.” Your use of the phrase “has been a member” implies he still is a member of the military and yet your disclosure on page A-1 indicated that he ceased his affiliation with the military this year. Please revise or advise.

David Polonitza’s background has been updated at page 20 of the Proxy Statement, as follows: Mr.

David Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey 07016. David Polonitza is a private investor, was formerly a Captain in the United States Army and was an active duty member of the military from 2002-2010. David Polonitza is the son of Richard Polonitza and Greta Polonitza. David Polonitza is a citizen of the United States of America.

20.	It is unclear why, in this section, you separately present information regarding the participants in this solicitation and the Nominees, considering the nominees are considered participants in this solicitation. For example, you present the shares owned by Mr. Mohan separately from those held by the other participants, even though Mr. Mohan is considered a participant in this solicitation.
Please revise or advise.

We have removed all separations between the participants in this Solicitation and the Nominees.

Other Matters

21.	You refer security holders to information that you are required to provide that will be contained in
ITEX’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please confirm your understanding in your response letter.

The Committee confirms its understanding of the comment and has updated the submission to read as follows:

The Committee has omitted from the Proxy Statement certain disclosures required by applicable law that will be contained in ITEX’s proxy statement. These disclosures include, among other things, (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock (see "Beneficial Ownership of Our Common Stock" in ITEX’s proxy statement); (2) the committees of ITEX’s

Board, including the nominating, compensation and audit committees (and information about audit committee financial experts) (see "Committees of Our Board" in ITEX’s proxy statement"); (3) the meetings of ITEX’s Board and all committees thereof; (4) the background of the nominees of ITEX’s Board (see "Corporate Governance" in ITEX’s proxy statement); (5) the compensation and remuneration paid and payable to ITEX’s directors and management (see "Executive Compensation" in ITEX’s proxy statement); (6) the attendance of members of ITEX’s Board at the Annual Meeting (see "Corporate Governance" in ITEX’s proxy statement); (7) ITEX’s policies and procedures for the review, approval or ratification of transactions with related persons (see "Transactions with Related Persons" in ITEX’s proxy statement); (8) ITEX’s director nomination process (see "Vote Required for Approval" in ITEX’s proxy statement); (9) the independence of ITEX’s directors (see "Corporate Governance" in ITEX’s proxy statement); and (10) shareholder communication with ITEX’s Board. The Committee does not make any representation as to the accuracy or completeness of the information contained in ITEX’s proxy statement

Additional Information

22.	We note that you are not taking responsibility for the accuracy or completeness of any information concerning ITEX contained in the proxy statement. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

We have revised page 24 of the Proxy Statement, to read as follows: Certain of the information contained in this Proxy Statement is based on publicly available information filed by ITEX and other peer institutions with the SEC. The Committee does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete.

Your Vote is Important

23.	In paragraph two you state that “(o)nly your dated proxy card for the Annual Meeting will count at the Annual Meeting.” Please revise to state that only your last dated proxy card will count at the
Annual Meeting.

We have revised the statement at page 25 of the Proxy Statement, to read as follows: Only your latest dated proxy card for the Annual Meeting will count at the Annual Meeting.

Annex A

Information About the “Participants in the Solicitation”

24. Please revise to identify all participants in this solicitation in this solicitation as defined under Instructions 3 to Item 4(b) of Schedule 14A. In this regard, we note that on page 16 you identify each member of The Committee to Enhance ITEX as a participant, while your disclosure in this section only identifies the nominees and the Committee Chairman as participants. Please revise your filing to consistently identify who is a participant in this solicitation as defined under Instruction 3 to Item 4(b) of Schedule 14A.

We have revised and added the following statement at page A-1 of Annex A of the Proxy Statement: The Participants in the proxy solicitation are David Polonitza, Wayne P. Jones, Sidd Pagidipati, Rahul Pagidipati, Sanjeev Parsad, Alnesh Mohan, Pagidipati Family, LP, MPIC Fund I, LP, MPIC Canadian LP, Corner Market Capital, Inc., Corner Market Capital, U.S., Inc., Corner Market Capital Corp., Richard Polonitza, Greta Polonitza, G. Andrew Cooke, Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, Kirk Anderson, and Paul W. Kim (collectively, the “Participants”).

25.	Please revise the disclosure regarding Dr. Wayne P. Jones to indicate the timeframe in which he served as Chief Executive Officer of the University Group, LTD. Also, please disclose the timeframe he has served as the Chief Executive Office of The University Group, LTD in your disclosure regarding Dr. Jones experience found on pages five and eight.

Dr. Jones’ timeframe for serving as the CEO of the University Group, LTD has been revised to (1998-present) and his biography has been revised at page 9 of the Proxy Statement to read as follows:

Dr. Wayne P. Jones has been a Professor of Business at the University of Louisville, College of Business & Public Administration, Louisville, Kentucky, since 1998. Dr. Jones has also been CEO of the University Group, a franchise advisory firm, since 1998. Dr. Jones is past CEO of the International Pizza Hut

Franchise Association, President of KFC Canada, Senior VP of Operations for Arby’s Restaurants,

Restaurant Division President for Marcus Inc., Senior Vice President, Marketing & Development of Chi-

Chi’s Inc., and Founder and Vice President Marketing & Development for Tumbleweed Restaurants, Inc.

He also held executive and marketing positions at the H.J. Heinz and General Mills companies. Dr. Jones is CEO and Managing Director of The University Group, LTD, a management consultancy, and consults with a wide range of clients. He is an active lecturer in Corporate Strategy, New Venture Creation, New Product Development, Franchising and Marketing Strategy. He is also a Certified Expert Witness in franchising who serves as an Expert Witness in Marketing and Franchising cases. Dr. Jones holds a Ph.D. from Marquette University and an MBA from the University of Louisville. Dr. Jones brings significant business and franchising experience and he will work to improve ITEX’s franchising, national partnerships, and overall operations. Dr. Jones has not held any directorships at public companies or registered investment companies at any time during the past five years, nor any position in a firm that is a parent, subsidiary, or other affiliate of ITEX.

26. Please ensure the information you present here is consistent with the similar information you present elsewhere in the proxy statement on pages 5-6, 7-8, and 16-17. For example, here your disclosure regarding Mr. Sidd Pagidipati indicated that he is no longer serving as Chief Operating Officer of Freedom Health and yet page 16 indicates otherwise.

We have revised each Nominee’s biography information to ensure consistency.

Transactions in Company Securities

27.	You disclose information relating to any transaction in shares of Common Stock by certain members
	of	The Committee to Enhance ITEX during the past two years. You also state that Dr. Wayne P. Jones
	and	Sidd Pagidipati have not engaged in any transactions in shares of ITEX common stock during the
	past	two years. Please confirm that Corner Market Capital Management, Inc. Corner Market Capital
	U.	S., Inc. Corner Marker Capital Corp., Sanjeev Parsad, Alnesh Mohan and Paul W. Kim have also not
	engaged	in any transactions in shares of ITEX common stock during the past two years.

The disclosure at page A-3 of Annex A has been revised to read as follows: Information relating to any transactions in shares of the Common Stock by members of The Committee to Enhance ITEX during the past two years is reflected in the table below. Dr. Wayne P. Jones, Sidd Pagidipati, Corner Market Capital Management, Inc., Corner Market Capital U.S., Inc., Corner Market Capital Corp., Sanjeev Parsad, Alnesh Mohan, and Paul W. Kim have not engaged in any transactions in shares of the Common Stock during the past two years.

Form of Proxy

28. Please clearly mark the form of proxy as “Preliminary Copy.” See Rule 14a-6(e) (1) of Regulation 14A.

The submission has been revised by adding the following statement: PRELIMINARY COPY SUBJECT TO

COMPLETION

Additional Soliciting materials filed October 20, 2010

29.	In future soliciting materials please ensure that you remove that statement in the first paragraph indicating that you have not yet filed a proxy statement with the SEC, and instead, direct readers to the proxy statement you have filed.

The Committee acknowledges and will ensure future statements will direct readers to the filed proxy statement.

30.	Please tell us why the unidentified executives you describe here are not considered participants in the solicitation pursuant to Item 4 of Schedule 14A.

It is the Committee’s opinion that Item 4 the Schedule 14A defines a participant as defined below. The unidentified executives have not engaged in any of these activities, are not involved in the solicitation, providing input on the plan, or financing of any of the Committee’s activities and proxy solicitation :

The terms "participant" and "participant in a solicitation" include the following:

i.	The registrant;
ii.	Any director of the registrant, and any nominee for whose election as a director proxies are solicited;
iii.	Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;
iv.	Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants;
v.	Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and
vi.	Any person who solicits proxies.

31. Please phrase any further claims regarding your proposed executive leadership team’s ability to implement the Committee’s plan as constituting your intention, and qualify any such statements with qualifying disclosures that you cannot give any assurances in this regard that any such plans will be successfully implemented.

The Committee acknowledges and will ensure any further claims regarding its proposed executive leadership team’s ability to implement the Committee’s plan as constituting our intentions, and will qualify such statements with qualifying disclosures that it cannot give any assurances in that regard that any such plans will be successfully implemented.

  the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Committee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Very respectfully,
Charles PT Phoenix, Esq.
Rahul Pagidipati, Esq.

cc:	Securities and Exchange Commission Nicholas P. Panos
The Committee to Enhance ITEX
David Polonitza

Appendix A

6/15/2006 - Source ITEX.com
Brad Howard	Rainbow City	AL
Brad Howard	GADSDEN	AL
Lee Brandfass	Scottsdale	AZ
ITEX Vancouver BC	New Westminster	BC
American Barter USA	Ranchita	CA
Burt Rosenmeyer	Los Angeles	CA
California Trading Partners, Inc.	Los Angeles	CA
Desert Empire	PALM SPRINGS	CA
Direct Business Exchange of California, Inc.	Sacramento	CA
Duncan Banner	Bonita	CA
Elleina Boyens	Temecula	CA
Ilan Ben-Yosef	Huntington Beach	CA
ITEX Sacramento	Carmichael	CA
KMS Industries	Concord	CA
Mark Keyser	Bakersfield	CA
Martin Nobler	N. Hollywood	CA
Miriam Allois & Juliet Hogue, IFB	Newbury Park	CA
Nancy Thiede	Lakewood	CA
Nico and Steve Bischoff	Salinas	CA
Peter & Neita Brooks	San Dimas	CA
Ray Scarpa	PASADENA	CA
Ron Keister	MOUNTAIN VIEW	CA
Ron Keister	Redwood City	CA
San Jose International Trade Exchange	San Jose	CA
Colorado Barter Association	Denver	CO
Colorado Barter, Inc.	Colorado Springs	CO
First Barter Corporation	Littleton	CO
Roger Boroway, IFB	Fairfield	CT
Carol Pulgini	Wilmington	DE
Barter Depot	Boynton Beach	FL
David Mroz, ILB	Long Key	FL
Donahue B. Silvis, Inc.	Naples	FL
Hal Henry, CTB ILB	Jupiter	FL
ITR Integrated Trade Resources, Inc.	Port St. Lucie	FL
Marian Ernsberger, ILB	Plantation	FL
RBB Trade, Inc.	Plantation	FL
Scott Sidell, ILB	Sarasota	FL
St. George Publishing/St. George Trade Exchange	St. Augustine	FL
Tampa Trade Exchange	Plant City	FL
Wendall Stroderd	West Melbourne	FL
WOW Enterprises, Inc.	Ocala	FL
Frank Scott	Conyers	GA
Frank Scott	Savannah	GA
Jerry Hasty, IFB	Canton	GA
Win-Win Investments, Inc.	Tucker	GA
Bob Stone	Honolulu	HI
Pacific Business Exchange, Inc.	Honolulu	HI
Iowa Barter LLC	West Des Moines	IA

Appendix A

Corporate Connection Northwest, Inc.	Coeur d'Alene	ID
River City Trade Source	PEORIA HEIGHTS	IL
The Business Xchange	Chicago	IL
Vickie Reynolds	COLUMBUS	IN
Matthew Moots	Overland Park	KS
Kathleen Tate, IFB	Lafayette	LA
Quid Pro Quo Barter, Inc.	Chelmsford	MA
AIC, Inc.	Westbrook	ME
Runpoint Marketing & Media	Bangor	ME
Beth Brown, ILB	Farmington	MI
Michigan Barter	Southfield	MI
ITEX in Minnesota	Saint Paul	MN
Minnesota Barter Exchange, Inc.	Burnsville	MN
Tradex International, LLC	Minneapolis	MN
Worldwide Trade Express, Inc.	Minneapolis	MN
St. Louis Trade Exchange, Inc.	St. Charles	MO
Corporate Connection Northwest, Inc.	W. Missoula	MT
Myrtle Beach	Raleigh	NC
Ronnie Graham	Raleigh	NC
Barter America	Omaha	NE
Marketing & Management Exchange	Grand Island	NE
Win-Win Investments, Inc.	Lincoln	NE
Barter N.J.	North Brunswick	NJ
NYTO Trade Incorporation	Rahway	NJ
Chris Nater, IFB	Albuquerque	NM
Keith & Martha Powell, ILB	Albuquerque	NM
Linda Rubendall	RENO	NV
Western Barter Corp.	Las Vegas	NV
Bill Zimmermann, ILB	Buffalo	NY
NYTO Trade Incorporation	New York	NY
Carol Bray	Cincinnati	OH
David & Nikki Normant, ILB	Hayesville	OH
Mark & Kim Faber	Columbus	OH
ITEX in Tulsa	Tulsa	OK
Sooner Trade Exchange, Inc.	Oklahoma City	OK
Gene Straley, ILB	Windsor	ON
Toronto Creative Trade Source, Inc.	Toronto	ON
Jim Ash	Central Point	OR
Portland Trade Exchange, Inc.	Oregon City	OR
Frank Hueber, IFB	Jenkintown	PA
Tri State Trade Associates	Pittsburgh	PA
Napoleon Ares, ILB	Montreal	QC
Barbara Divido	SEYMOUR	TN
Linda Mitchell	White House	TN
Barter First, Inc.	Dallas	TX
Better Barter, INC	San Antonio	TX
C. & P. Company - Houston	HOUSTON	TX
East Texas Trade Exchange, Inc.	Tyler	TX
Gary Smith	Lewisville	TX

Appendix A

Lubbock Trade Exchange, Inc.	Lubbock	TX
Panhandle Trade Exchange	Canyon	TX
Ron Esposito, ILB	Killeen	TX
Timco, Inc.	Austin	TX
ITEX in Utah	PROVO	UT
Tinamarie Fowler, ILB	Ogden	UT
Atlantic Trade Exchange, Inc	Virginia Beach	VA
One on One Promotions, Inc.	Virginia Beach	VA
Capitol Trade Exchange, LLC	Rainer	WA
Corporate Connection Northwest, Inc.	Vancouver	WA
Corporate Connection Northwest, Inc.	Kennewick	WA
M.H. Ashburn, Inc.	Spokane	WA
Seattle Trade Exchange, LLC	Seattle	WA

June 2006
Franchise, License, or Area Director Offices	110
Corporate-Run Offices	0
Number of States/Provinces w/an ITEX Office	39

Appendix A

10/10/2010 - Source ITEX.com
Mroz - Birmingham AL	Birmingham	AL
Townley	Beach	AL
Lee Brandfass	Phoenix	AZ
A-TRADE LOS ANGELES, INC.	Los Angeles	CA
Business Barter Consultants	Temecula	CA
Business Barter Consultants	PALM SPRINGS	CA
Cindy Dodd	Monterey	CA
International Barter Exchange of California, Inc.	San Jose	CA
International Barter Exchange of California, Inc.	San Francisco	CA
ITEX in Fresno	Fresno	CA
ITEX in Greater Los Angeles	Los Angeles	CA
ITEX in S.F. Bay Area	Pacifica	CA
ITEX in the San Fernando Valley	Tarzana	CA
ITEX Sacramento	Sacramento	CA
KMS Industries	Concord	CA
Mark Keyser	Bakersfield	CA
Miriam Allois & Juliet Hogue, IFB	Newbury Park	CA
Nancy Thiede	Lakewood	CA
Peter & Neita Brooks	San Dimas	CA
Peter & Neita Brooks	San Clemente	CA
Roger Boroway, IFB	San Marcos	CA
Ron & Vi Keister	Sunnyvale	CA
Silvis - Los Angeles	Los Angeles	CA
Colorado Barter, Inc.	Colorado Springs	CO
Donahue B Silvis, Inc.	Denver	CO
Mroz - Denver, CO	Denver	CO
Roger Boroway, IFB	Fairfield	CT
Barter Depot	Boynton Beach	FL
Burno	Clermont	FL
Donahue B. Silvis, Inc.	Naples	FL
ITR Integrated Trade Resources, Inc.	Port St. Lucie	FL
Marian Ernsberger, ILB	Plantation	FL
Mroz - Southeast FL	Southeast	FL
Mroz - Southeast FL	Daytona Beach	FL
Mroz - St. Augustine FL	St. Augustine	FL
Mroz - St. Augustine FL	Sarasota	FL
RBB Trade, Inc.	Plantation	FL
SFL Barter, Inc	Pompano Beach	FL
Stroderd	Melbourne	FL
Tampa Trade Exchange	Tampa	FL
Treasure Coast Barter, LLC	Vero Beach	FL
WOW Enterprises, Inc.	Ocala	FL
Frank Scott	Savannah	GA
Frank Scott	Conyers	GA
Win-Win Investments, Inc.	Atlanta	GA
Corporate Connection Northwest, Inc.	Coeur d'Alene	ID
Confident Currency, Inc - ITEX in Chicagoland	Schaumburg	IL
Mroz - Peoria IL	Peoria	IL

Appendix A

Vickie Reynolds	COLUMBUS	IN
Vickie Reynolds	Indianapolis	IN
Duncan Banner	Wichita	KS
Matthew Moots	Overland Park	KS
ITEX in Kentuckiana	Louisville	KY
ITEX in Kentucky	Louisville	KY
Calistro	Waltham	MA
ITEX in Massachusetts	Brookline	MA
Michigan Barter	Southfield	MI
Itex in Minnesota	Burnsville	MN
Tradex International, LLC	Minneapolis / St Paul	MN
Trinity Exchange	Duluth	MN
Trinity Exchange	Minneapolis	MN
St. Louis Trade Exchange, Inc.	St. Louis	MO
ITEX in Charlotte	Charlotte	NC
Myrtle Beach	Raleigh	NC
Ronnie Graham	Raleigh	NC
Barter America	Ralston	NE
Marketing & Management Exchange	Grand Island	NE
Win-Win Investments, Inc.	Lincoln	NE
Barter N.J.	North Brunswick	NJ
Keith & Martha Powell, ILB	Albuquerque	NM
ITEX IN NEVADA	Reno	NV
Western Barter Corp.	Las Vegas	NV
NYTO Trade Incorporation	New York	NY
Cincinnati	Cincinnatti	OH
David & Nikki Normant, ILB	Hayesville	OH
ITEX in Columbus	Worthington	OH
ITEX in Tulsa	Tulsa	OK
Sooner Trade Exchange, Inc.	Oklahoma City	OK
Gene Straley, ILB	Windsor	ON
Toronto Creative Trade Source, Inc.	Toronto	ON
Jim Ash	Medford	OR
Portland Trade Exchange, Inc.	Oregon City	OR
Business 4 Barter	Dunmore	PA
Frank Hueber, IFB	Jenkintown	PA
Luis Joel Morales	San Juan	PR
Napoleon Ares, ILB	Montreal	QC
Barbara Divido	SEYMOUR	TN
Barter Source	Knoxville	TN
Gayle Haynie	Hendersonville	TN
Linda Mitchell	White House	TN
BARTER FIRST	Dallas	TX
Better Barter, INC	San Antonio	TX
C. & P. Company – Houston	Houston	TX
Gary Smith	Dallas	TX
Lubbock Trade Exchange, Inc.	Lubbock	TX
Ron Esposito, IFB	Killeen	TX
Timco, Inc.	Austin	TX

Appendix A

Torchwood, LLC	Denton	TX
Westex Trade Exchange	Abilene	TX
ITEX in Utah	PROVO	UT
ITEX in Utah	ST GEORGE	UT
ITEX in Utah	MIDVALE	UT
Tinamarie Fowler, ILB	N Ogden	UT
Atlantic Trade Exchange, Inc	Virginia Beach	VA
M.H. Ashburn, Inc.	Spokane	WA
Mroz - Washington/Vancouver, BC	Ferndale	WA
Northwest Barter Network	Spokane	WA
Waterer	Tacoma	WA

Corporate-Run Offices:
Corporate – Chicago	Chicago	IL
Corporate – Cleveland	Cleveland	OH
Seattle	Bellevue	WA

October 2010
Franchise, License, or Area Director Offices	108
Corporate-Run Offices	3
Number of States/Provinces w/an ITEX Office	34

Appendix B

FY 2005 – ITEX Identifies a Material Weakness in internal controls

ITEM 3. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.

     Under the supervision and with the participation of our management, including the Chief Executive Officer, who is also the Interim Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the periods covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in reports that it files under the Exchange Act are recorded, processed, summarized and reported within the required time periods. At the time of the initial filing of this report, based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. While management had concluded that our disclosure controls and procedures were effective at the time of the initial filing of these reports, it now concludes, as a result of the material weakness described below, that our disclosure controls and procedures were not effective, as of each of the fiscal quarters ended April 30, 2006 and 2005.

     We have restated our audited financial statements for the fiscal quarters ended April 30, 2006 and 2005. We have identified the following material weakness in our internal control over financial reporting: a failure to properly calculate accrued commissions and a failure to conduct an accurate variation analysis of the balance sheet for the fiscal year ended July 31, 2004 which would have detected an error in accrued commissions as of July 31, 2004. This resulted in an understatement of accrued commissions and current liabilities for the period ended July 31, 2004, which understatement was systematically carried forward on our balance sheets until the error was discovered internally by ITEX during its 2006 fiscal year-end close procedures. This material weakness has been fully remediated as of the date of this amended report.

     Solely as a result of such material weakness, we concluded, upon reevaluation, that our disclosure controls and procedures were not effective as of each of the fiscal quarters ended April 30, 2006 and 2005, January 31, 2006 and 2005, October 31, 2005 and 2004, as well as for each of the fiscal years ended July 31, 2005 and 2004.

(b) Changes in internal control over financial reporting.

     In general, we are assessing the effectiveness of our internal controls over financial reporting on an account by account basis as a part of our on-going accounting and financial reporting review process in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires our management to assess the effectiveness of our existing internal controls for our fiscal year ended July 31, 2008. This effort includes documenting, evaluating the design of and testing the effectiveness of our internal controls over financial reporting. We intend to continue to refine and improve our internal controls on an ongoing basis. During this process, we may identify additional items for review or deficiencies in our system of internal controls over financial reporting that may require strengthening or remediation.

     During fiscal 2006 we contracted for a highly qualified accounting consultant, we terminated our financial controller, and we hired an experienced financial controller and contracted for an additional member of our accounting staff. The additional levels of appropriately qualified and trained personnel enabled us to discover the control weakness described above during our 2006 fiscal year-end close procedures.

Committee to

Enhance ITEX

FY 2010 – ITEX Identifies a Material Weakness in internal controls

ITEM 4T. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer, who is also the Interim Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of April, 30, 2010. The basis for this determination was that, as discussed below, we have identified a material weakness in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures.

(b) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting during our most recent quarter that we believe have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

However, we have identified a material weakness in our internal control over financial reporting. During the third quarter of fiscal 2010, an ITEX broker sold a large number of computers which he was unable to fulfill, resulting in a number of transaction reversals. This deficiency resulted in adjustments to the interim financial statements for income and the recording of transactions not associated with valid order fulfillment. We determined that we did not have an adequate process level control in place to prevent the recording of serial orders that in the aggregate are large or unusual and which may not be fulfilled. This control deficiency did not result in any material adjustments to the financial statements for the current quarter. However, we determined that there was a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis as a result of this deficiency. Management has discussed the deficiency and related corrective actions with the Audit Committee and our independent registered public accounting firm. To address the material weakness, we performed additional analysis in an effort to ensure our consolidated financial statements included in this report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. Although we had not fully remediated the deficiency in our internal control over financial reporting as of April 30, 2010, we are making and will continue to make, the changes to our procedures to address the deficiency. To remediate this deficiency we are implementing a process for timely review including: (i) monitoring large transactions for possible fulfillment issues; (ii) for large transactions conducted in the ITEX Marketplace, the review of sales agreements and documents showing proof of ownership or the right to sell the product or service; and (iii) freezing member and/or broker accounts associated with any suspicious activity. We will monitor and review the effectiveness of this action and will make any other changes and take such other actions as management determines to be appropriate.

Committee to

Enhance ITEX

Appendix C
All four companies operate their headquarters in Washington State
		Total Compensation of CFO in Most	Market Capitalization as
Company Name	Industry	Recently Reported Fiscal Year	of October 28, 2010
Advanced Medical Isotope Corporation	Specialty Finance	$130,000	$14,089,140
Goldrich Mining Company	Gold Mining	$108,900	$10,616,233
Northwest Bancorporation Incorporated	Banks	$136,295	$10,753,743
Radiant Logistics Inc.	Transportation Services	$177,686	$14,648,266

	Average:	$138,220.25